Public

SECURI[...]SION

15048758

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 6 201[...] WASH., D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68357

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KCG Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13961 S. Minuteman Drive, Suite 300A
(No. and Street)

Draper	UT	84020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stanley Kimball 801-984-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HJ & Associates, LLC
(Name – *if individual, state last, first, middle name*)

50 West Broadway, Suite 600	Salt Lake City	UT	84101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SP 3/12/15

KCG Securities, LLC

Form X-17A-5 with Report of
Independent Registered Public Accounting Firm
For the Year Ended December 31, 2014

CRD# 151300

KCG Securities, LLC
Statement of Financial Condition
December 31, 2014

ASSETS

Cash	$	81,812
Commissions receivable		28,216
Deposit with clearing broker		10,000
Prepaid Insurance		6,622
Current Assets		126,650
Equipment, net of accumulated depreciation of $7,592		1,003
Total Assets	$	127,653

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Commissions Payable	$	13,673
Accrued expenses		100
Current Liabilities		13,773
Total Liabilities		13,773
COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)		
MEMBERS' EQUITY		113,880
Total Liabilities and Members' Equity	$	127,653

The accompanying notes are an integral part of these Financial Statements.

Confidential Treatment Requested

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68357

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KCG Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13961 S. Minuteman Drive, Suite 300A
(No. and Street)

Draper	UT	84020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stanley Kimball 801-984-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HJ & Associates, LLC
(Name – *if individual, state last, first, middle name*)

50 West Broadway, Suite 600	Salt Lake City	UT	84101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KCG Securities, LLC

Form X-17A-5 with Report of
Independent Registered Public Accounting Firm
For the Year Ended December 31, 2014

CRD# 151300

KCG Securities, LLC

Table of Contents

HJ & ASSOCIATES, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

50 West Broadway, Suite 600
Salt Lake City, Utah 84101
(801) 328-4408
Fax (801) 328-4461
www.hjcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Management
KCG Securities, LLC
Draper, Utah

We have audited the accompanying statement of financial condition of KCG Securities, LLC (the Company) as of December 31, 2014, and the related statements of income, changes in members' equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KCG Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 (the Supplemental Information) has been subjected to audit procedure performed in conjunction with the audit of KCG Securities, LLC's financial statements. The Supplemental Information is the responsibility of KCG Securities, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

HJ & Associates, LLC

HJ & Associates, LLC
Salt Lake City, Utah
February 25, 2015

OATH OR AFFIRMATION

I, Stanley Kimball, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KCG Securities, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRETT JOHNSON
Notary Public - State of Utah
Commission Number: 674825
My Commission Expires Oct. 16, 2018

Signature

Chief Financial Officer/FinOp

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KCG Securities, LLC
Statement of Financial Condition
December 31, 2014

ASSETS

Cash	$	81,812
Commissions receivable		28,216
Deposit with clearing broker		10,000
Prepaid Insurance		6,622
Current Assets		126,650
Equipment, net of accumulated depreciation of $7,592		1,003
Total Assets	$	127,653

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Commissions Payable	$	13,673
Accrued expenses		100
Current Liabilities		13,773
Total Liabilities		13,773
COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)		
MEMBERS' EQUITY		113,880
Total Liabilities and Members' Equity	$	127,653

The accompanying notes are an integral part of these Financial Statements.

KCG Securities, LLC
Statement of Income
For the Year Ended December 31, 2014

REVENUE:	
Commission income	$ 801,682
Total Revenue	801,682
EXPENSES:	
Commission expense	222,810
Payroll expenses	166,951
General and administrative	49,005
Regulatory, compliance and registration fees	15,131
Clearing charges	14,404
Professional fees	22,447
Occupancy costs (Note 3)	19,431
Total Expenses	510,179
NET INCOME	$ 291,503

The accompanying notes are an integral part of these Financial Statements.

KCG Securities, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2014

BALANCE, December 31, 2013	$ 82,377
Net income	291,503
Capital Distributions	(260,000)
BALANCE, December 31, 2014	$ 113,880

The accompanying notes are an integral part of these Financial Statements.

KCG Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 291,503
Adjustments to reconcile net income to net cash Provided by operating activities:	
Depreciation	1,719
Changes in Operating Assets and Liabilities:	
Decrease in prepaid insurance	947
Increase in commissions receivable	(9,021)
Increase in commissions payable	3,801
Decrease in accrued expenses	(900)
Net cash provided by operating activities	288,049
CASH FLOWS FROM INVESTING ACTIVITIES:	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital distributions	(260,000)
Net cash used by financing activities	(260,000)
NET INCREASE IN CASH	28,049
CASH, at beginning of year	53,763
CASH, at end of year	$ 81,812

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for Taxes	$ -
Cash paid for Interest	$ -

The accompanying notes are an integral part of these Financial Statements.

NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Knox Capital Securities, LLC was formed as a limited liability company on May 15, 2009 and commenced operations on June 5, 2009. Effective July 9, 2009, Knox Capital Securities, LLC changed its name to KCG Securities, LLC (the "Company"). The Company became licensed as a securities broker-dealer with the Securities and Exchange Commission on April 20, 2010 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company deals primarily in the sale of annuities and life insurance products.

Clearing Agreement

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of customers' confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Revenue Recognition

The Company records securities transactions and related revenue and expenses on a trade date basis.

Equipment

Equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the asset, currently five years. Repairs and maintenance costs are expensed as incurred, and expenditures for major additions and improvements are capitalized. Depreciation expense was $1,719 during 2014.

NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Commissions Receivable

The Company records commissions when earned. Commissions receivable are periodically reviewed to determine whether the amounts are collectible. Commissions receivable are written off when they are determined to be uncollectible. As of December 31, 2014, the Company determined that all commissions were collectible.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers money market funds with original maturities of three months or less to be cash equivalents.

Income Taxes

The Company is taxed as a partnership under the provisions of the federal and state tax codes. All income and loss is passed through to the respective members' tax returns and taxes are paid at each members' respective tax rates. Accordingly, no provision for income taxes has been provided in the accompanying financial statements. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states.

As of December 31, 2014, the Company has no liabilities for unrecognized tax benefits. The Company's policy is to recognize potential interest and penalties accrued related to unrecognized tax benefits within general and administrative expenses. For the year ended December 31, 2014, the Company did not recognize any interest or penalties in its statement of operations, nor did it have any interest or penalties accrued in its balance sheet at December 31, 2014 relating to unrecognized tax benefits.

The calendar tax years 2014, 2013, and 2012 remain open to examination for federal income tax purposes and by other major taxing jurisdictions to which the Company is subject.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2- NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. The Company has a minimum net capital requirement of the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2014, the Company had net capital of $105,940, which was $100,940 in excess of its required net capital of $5,000. The Company's net capital ratio (aggregate indebtedness to net capital) as of December 31, 2014 was 0.13 to 1.

NOTE 3- RELATED PARTY TRANSACTIONS AND COMMITMENTS

The Company has a non-cancellable sublease and expense sharing arrangement with Crimson Holdings, LLC ("Crimson"), an entity related through common ownership. Under this arrangement, the Company has agreed to pay Crimson $1,718 per month to sublease office space and $1,800 per month to cover certain office supplies, copying costs and phone bills. Crimson reimburses the Company for compliance management software in the amount of $42 per month. The Company paid a net amount of $40,615 during the year ended December 31, 2014 to Crimson for these services.

Future rental commitments for the next five years under this lease as of December 31, 2014, are as follows:

Year	Amount
2015	$21,180
2016	$21,180
2018	$21,180
2019	$21,180
2020	$21,180

Total rental expense of $19,431 was charged to operations during the year ended December 31, 2014.

The Company has a payroll expense sharing arrangement with Knox Capital Group, Inc., an entity related through common ownership. Under this arrangement, Knox Capital Group, Inc. (the "payroll company") pays for all salaries on behalf of the Company. The Company then reimburses the payroll company for their share of salaries. The Company paid $166,951 in office salaries to the payroll company during the year ended December 31, 2014.

NOTE 4- FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable and deposit from this clearing broker could be subject to forfeiture. The Company also maintains its cash balances in different financial institutions, which at times may exceed federally insured limits. As of December 31, 2014, the Company held no cash in excess of the federally insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company's financial instruments, including cash and cash equivalents, due from broker, deposit with clearing broker, commissions receivable, commissions payable and accrued expenses, are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTE 5- SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 25, 2015, the date the financial statements were issued. The evaluation did not result in any subsequent events that require disclosures and/or adjustments.

KCG Securities, LLC
Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
December 31, 2014

Schedule I

KCG Securities, LLC
Computation of Net Capital
Pursuant to Uniform Net Capital Rule 15c3-1
December 31, 2014

CREDIT:	
Members' equity	$ 113,880
DEBIT:	
Nonallowable assets:	
Prepaid insurance	6,622
Equipment, net	1,003
Total debits	7,625
Net capital before haircuts on money market funds	106,255
Haircuts on money market funds	(315)
NET CAPITAL	105,940
Minimum requirements of 6-2/3% of aggregate indebtedness of $13,772 or $5,000, whichever is greater	5,000
Excess net capital	$ 100,940
[Net Capital less 120 % of minimum required]	$ 99,940

NOTE: There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2014.

See Auditor's Report on Supplementary Information

Schedule II

KCG Securities, LLC
Computation of Aggregate Indebtedness
Pursuant to Uniform Net Capital Rule 15c3-1
December 31, 2014

AGGREGATE INDEBTEDNESS:	
Commissions payable	$ 13,673
Accrued expenses	100
TOTAL AGGREGATE INDEBTEDNESS	$ 13,773
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.13 to 1

See Auditor's Report on Supplementary Information

Schedule III

KCG Securities, LLC
Exemptive Provision Under Rule 15c3-3
For the Year Ended December 31, 2014

If an Exemption from rule 15c3-3 is claimed, identify below the Section upon which such exemption is based (check only one):

A. $2,500 Capital Category, As per rule 15c3-1	________
B. Special Account for the exclusive benefit of Customer's maintained	X
C. All customer transactions cleared through another Broker-Dealer on a fully disclosed basis. Name of Clearing Firm ____________	________
D. Exempted by order of the Commission	________

HJ & ASSOCIATES, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

50 West Broadway, Suite 600
Salt Lake City, Utah 84101
(801) 328-4408
Fax (801) 328-4461
www.hjcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Members of the Firm
KCG Securities, LLC
Salt Lake City, UT

We have reviewed management's statements, included in the accompanying Schedule III, in which KCG Securities, LLC stated that (a) KCG Securities, LLC may file an exemption report because the Company had no obligations under 17 C.F.R. § 240.15c3-3 and (b) KCG Securities, LLC had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception. KCG Securities, LLC's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that KCG Securities, LLC had no obligations under 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

HJ & Associates, LLC

HJ & Associates, LLC
Salt Lake City, Utah
February 25, 2015

HJ & ASSOCIATES, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

50 West Broadway, Suite 600
Salt Lake City, Utah 84101
(801) 328-4408
Fax (801) 328-4461
www.hjcpafirm.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

Managing Member
KCG Securities, LLC
Draper, Utah

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014 which were agreed to by KCG Securities, LLC (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, SIPC, and, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 and noted that an overpayment was carried over from the prior year. We noted no payments during the year ended December 31, 2014.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers entitled SIPC-7 2014 listing all revenue and expense accounts for 2014 noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers entiled SIPC-7 listing all revenue and expense accounts for 2014 supporting the adjustments, noting no differences.
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

HJ & Associates, LLC

HJ & Associates, LLC
Salt Lake City, Utah
February 25, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

21*21*********3123*********************MIXED AADC 220
068357 FINRA DEC
KCG SECURITIES LLC
13961 S MINUTEMAN DR # 300A
DRAPER UT 84020-7913

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ryan Wright 801-984-8000

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

Date Paid

C. Less prior overpayment applied (175)

D. Assessment balance due or (overpayment) (175)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (175)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $(175)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KCG Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 6 day of February, 20 15.

CFO / FinOp
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

PC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 801,682
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	795,812
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	14,404
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	810,216
2d. SIPC Net Operating Revenues	$ (8,534)
2e. General Assessment @ .0025	$ 0

KCG SECURITIES

SEC MAIL PROCESSING
RECEIVED
FEB 26 2015
WASH, D.C.
201
SECTION

February 25, 2015

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: KCG Securities, LLC
CRD 151300

Dear Securities and Exchange Commission,

Enclosed please find two (2) copies of the 2014 Audit for KCG Securities, LLC. Copies of the Confidential Audit Report are enclosed

If there are any questions please contact our office at 801-984-8000

Sincerely,

Ryan Wright
CCO & Operations Manager